UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Keyuan Petrochemicals, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

493722102
(CUSIP Number)

November 4, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 493722102

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Adam Benowitz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	635,324
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	635,324

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

635,324

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

6.3%

12.	Type of Reporting Person (See Instructions)

IN

* Beneficial ownership information above is as of the close of business on December 6, 2010, the filing date of the Original Schedule 13G (as defined in the Explanatory Note).

CUSIP No. 493722102

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Vision Capital Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	635,324
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	635,324

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

635,324

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

6.3%

12.	Type of Reporting Person (See Instructions)

IA

* Beneficial ownership information above is as of the close of business on December 6, 2010, the filing date of the Original Schedule 13G (as defined in the Explanatory Note).

CUSIP No. 493722102

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Vision Opportunity China Fund Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	635,324
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	635,324

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

635,324

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

6.3%

12.	Type of Reporting Person (See Instructions)

CO

* Beneficial ownership information above is as of the close of business on December 6, 2010, the filing date of the Original Schedule 13G (as defined in the Explanatory Note).

CUSIP No. 493722102

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Vision Opportunity China LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	635,324
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	635,324

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

635,324

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

6.3%

12.	Type of Reporting Person (See Instructions)

PN

* Beneficial ownership information above is as of the close of business on December 6, 2010, the filing date of the Original Schedule 13G (as defined in the Explanatory Note).

CUSIP No. 493722102

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Vision Opportunity China GP Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	635,324
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	635,324

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

635,324

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

6.3%

12.	Type of Reporting Person (See Instructions)

CO

* Beneficial ownership information above is as of the close of business on December 6, 2010, the filing date of the Original Schedule 13G (as defined in the Explanatory Note).

EXPLANATORY NOTE

This Amendment No. 1 to the Statement on Schedule 13G (this “Amendment”) amends and restates in its entirety the Schedule 13G originally filed on December 6, 2010 (the “Original Schedule 13G”) by and on behalf of (i) Vision Opportunity Master Fund, Ltd., a Cayman Islands company (the “Fund”), (ii) Vision Capital Advisors, LLC, a Delaware limited liability company (the “Investment Manager”), and (iii) Adam Benowitz, the managing member of the Investment Manager and a Director of the Fund.

This Amendment corrects the error in the Original Schedule 13G which reported the Fund as the direct beneficial owner of shares of common stock, par value $0.001 per share, of Keyuan Petrochemicals, Inc. (the “Common Stock”).  As reported herein, the direct beneficial owner of the shares of Common Stock is Vision Opportunity China LP, a limited partnership organized under the laws of Guernsey.

Item 1.

(a)	The name of the issuer is Keyuan Petrochemicals, Inc. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at Qingshi Industrial Park, Ningbo Economic & Technological Development Zone, Ningbo, Zhejiang Province, P.R. China 315803.

Item 2.

(a)
This Statement is being filed by (i) Vision Opportunity China LP, a limited partnership organized under the laws of Guernsey  (the “China Fund”), (ii) Vision Opportunity China GP Limited, a corporate entity organized under the laws of Guernsey (the “China Fund GP”), (iii) Vision Opportunity China Fund Limited, a corporate entity organized under the laws of Guernsey (the “China Fund Ltd.”), (iv) Vision Capital Advisors, LLC, a Delaware limited liability company (the “Investment Manager”), and (v) Adam Benowitz, a United States citizen and the Managing Member of the Investment Manager (all of the foregoing, collectively, the “Filers”).  The China Fund is a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account.  The China Fund directly beneficially owns all of the shares reported in this Statement.  Mr. Benowitz, the Investment Manager, the China Fund GP and the China Fund Ltd. may be deemed to share with the China Fund voting and dispositive power with respect to such shares. Each Filer disclaims beneficial ownership with respect to any shares other than those beneficially owned directly by such Filer.

(b)           The principal business office of each of the Investment Manager and Mr. Benowitz is:

20 West 55th Street, 5th Floor
New York, New York 10019
USA

The principal business office of each of the China Fund, the China Fund GP and the China Fund Ltd. is:

Suites 13 and 15
Sarnia House
Le Truchot
St Peter Port
Guernsey GY1 4NA

(c)	For citizenship information see Item 4 of the cover page of each Filer.

(d)	This Statement relates to the Common Stock, par value $0.001 per share, of the Issuer (the “Common Stock”).

(e)	The CUSIP Number of the Common Stock is listed on the cover pages hereto.

Item 3.  If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.  Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2, which information is given as of the close of business on December 6, 2010, the filing date of the Original Schedule 13G.  As of November 4, 2010, the collective beneficial ownership of the Filers was 685,704 shares, representing 6.8% of the Issuer’s outstanding Common Stock.  The percentage ownership of each Filer is based on 9,919,840 shares of Common Stock outstanding as of November 4, 2010, as confirmed by the Issuer’s counsel to the Filers.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

(a)           Not applicable.

(b)
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 14, 2011

ADAM BENOWITZ
VISION CAPITAL ADVISORS, LLC

By:	/s/ ADAM BENOWITZ
Adam Benowitz, for himself and as Managing Member
of the Investment Manager

VISION OPPORTUNITY CHINA LP
VISION OPPORTUNITY CHINA GP LIMITED
VISION OPPORTUNITY CHINA FUND LIMITED

By:	/s/ DAVID BENWAY
David Benway, as a Director of the China Fund GP (for itself and on behalf of the China Fund) and the China Fund Ltd.